Exhibit 99.2

FCA to announce 2017 Full Year and Fourth Quarter Results on January 25

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the full year and fourth quarter 2017 will be released on Thursday, January 25, 2018.
A live audio webcast and conference call of the 2017 full year and fourth quarter results will begin at 1:00 p.m. GMT / 2:00 p.m. CET / 8:00 a.m. EST on Thursday, January 25.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 15 January 2018

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com